Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated July 3, 2007, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of The Charles Schwab Corporation by UBS Securities LLC, the dealer manager for the Offer, or by one or more registered brokers or dealers registered under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

THE CHARLES SCHWAB CORPORATION

of

Up to 84 million shares of its Common Stock

at a Purchase Price Not Greater Than $22.50 nor Less Than $19.50 Per share

The Charles Schwab Corporation, a Delaware corporation (the “Company”), is offering to purchase for cash up to 84 million shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its common stock, par value $0.01 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2007, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The Company is inviting its stockholders to tender their shares at a price not greater than $22.50 nor less than $19.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON TUESDAY, JULY 31, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon any minimum number of shares being tendered, but is subject to certain conditions as described in the Offer to Purchase.

The Company’s board of directors has approved the Offer. However, neither the Company nor any member of its board of directors, the dealer manager, the information agent or the depositary makes any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. The Company has not authorized any person to make any such recommendation. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer, and should discuss whether to participate in the Offer with their financial or tax advisors.

In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must either (1) specify that they are willing to sell their shares to the Company at the purchase price determined in the Offer, which will be deemed to be tendered at the minimum price of $19.50 per share (stockholders should understand that this election may lower the purchase price and could result in shares being purchased at the minimum price of $19.50 per share in the Offer) or (2) specify the price, not greater than $22.50 nor less than $19.50 per share, at which they are willing to sell their shares to the Company in the Offer. Stockholders must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

On the terms and subject to the conditions of the Offer, through a modified “Dutch Auction” process, the Company will determine a single per share price, not greater than $22.50 nor less than $19.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. The Company will look at the prices chosen by stockholders for all of the shares properly tendered and will select the lowest purchase price (in increments of $0.10) within the price range specified above that will allow the Company to buy 84 million shares or such lesser number of shares as are properly tendered and not properly withdrawn prior to the Expiration Time. All shares the Company acquires in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. The Company will purchase only shares properly tendered at prices at or below the purchase price the Company determines and not properly withdrawn. Under no circumstances will the Company pay interest on the purchase price for the shares, including but not limited to, by reason of any delay in making payment. Because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares tendered at prices at or below the purchase price selected by the Company if more than the number of shares the Company seeks are properly tendered and not properly withdrawn. Subject to certain limitations and legal requirements, the Company reserves the right to accept for payment, according to the terms and conditions of this Offer, up to an additional 2% of its outstanding shares (or approximately 25 million shares), without amending or extending the Offer.

The term “Expiration Time” means 12:00 midnight, Eastern Time, on Tuesday, July 31, 2007, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. Participants in the Company’s SchwabPlan Retirement Savings and Investment Plan (the “Retirement Plan”) have an earlier deadline of 4:00 p.m. Eastern Time, on Friday, July 27, 2007, to tender the shares allocated to their accounts, unless the Company extends the Offer, in which case participants may tender their shares until 4:00 p.m., Eastern Time, on the day which is two business days prior to the expiration of the Offer, as extended. Participants should read carefully the separate instructions provided to each eligible participant of the Retirement Plan.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot,” proration and conditional tender provisions of the Offer, shares that are properly tendered at prices at or below the purchase price selected by the Company and not properly withdrawn, only when, as and if the Company gives oral or written notice to Wells Fargo Bank, N.A., the depositary for the Offer, of its acceptance of such shares for payment under the Offer. The Company will make payment for shares tendered and accepted for payment under the Offer only after timely receipt by the depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than 84 million shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) have been properly tendered at prices at or below the purchase price selected by the Company and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered shares on the following basis:

•

first, from all holders of “odd lots” of less than 100 shares who: tender all of their shares at prices at or below the purchase price selected by the Company (tenders of fewer than all of the shares owned by such holder will not qualify for this preference); and complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•

second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, from all other stockholders who tender shares at prices at or below the purchase price selected by the Company, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described in Section 1 of the Offer to Purchase; and

•

third, only if necessary to permit the Company to purchase 84 million shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) from holders who have conditionally tendered shares at prices at or below the purchase price selected by the Company (and the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

The Company will return all tendered shares that it has not purchased in the Offer to the tendering stockholders or, in the case of shares delivered by book-entry transfer, will credit the account at the book-entry facility from which the transfer has been previously made at the Company’s expense approximately five business days after the Expiration Time.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement thereof no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Time. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s shares. The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. The Company further reserves the right, regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including without limitation by increasing or decreasing the consideration offered. The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law.

Tenders of shares under the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Time, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 12:00 midnight, Eastern Time, on Tuesday, August 28, 2007. For such withdrawal to be effective, the depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at one of its addresses or its facsimile number as set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares, if different from the name of the person who tendered the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, prior to the release of such certificates, the tendering stockholder must submit the serial numbers shown on such certificates to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless an eligible institution has tendered those shares. If more than one Letter of Transmittal has been used or shares have been otherwise tendered by a stockholder in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures.

The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding, subject to a court of law having jurisdiction regarding such matters. None of the Company, UBS Securities LLC, as the dealer manager, D.F. King & Co., Inc., as the information agent, Wells Fargo Bank, N.A., as the depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Generally, a stockholder will be subject to U.S. federal income taxation when the stockholder receives cash from the Company in exchange for the shares that the stockholder tenders. A non-U.S. stockholder may be subject to withholding at a rate of 30% on payments received pursuant to the Offer. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.

The Company has entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Charles R. Schwab, the Company’s Chairman and Chief Executive Officer and its largest stockholder, and with certain additional stockholders whose shares Mr. Schwab is deemed to beneficially own. Under the Stock Purchase Agreement, Mr. Schwab and the other stockholders who are parties to the agreement have agreed not to participate in the Offer, and instead, have agreed to sell, and the Company has agreed to purchase, 18 million shares (which will be proportionately increased or decreased if the number of shares purchased in the Offer is higher or lower than the number of shares that the Company is currently offering to purchase). The number of shares to be repurchased is calculated to result in Mr. Schwab maintaining the same beneficial ownership interest in the Company’s outstanding common stock that he currently has (approximately 18%) and does not take into consideration Mr. Schwab’s outstanding options to acquire stock. The purchase price under the Stock Purchase Agreement will be at the same price per share as is determined and paid in the Offer and will be paid on the 11th business day following the Expiration Time (as defined below). None of the Company’s other directors and executive officers intends to tender any of their shares in the Offer, except for Stephen T. McLin, a director, who intends to tender 25,000 shares.

The purchase of shares pursuant to the Offer is part of the plan announced by the Company on July 2, 2007 to return up to approximately $3.5 billion of capital to its stockholders. In addition to the approval of the purchase of approximately $1.9 billion of shares in the Offer and $400 million of shares under the Stock Purchase Agreement, the Company’s board of directors declared a special cash dividend of $1.00 per share, or approximately $1.2 billion in the aggregate, payable on August 24, 2007, subject to applicable legal requirements, to all stockholders of record as of the close of business on July 24, 2007.

Stockholders of record of the Company as of the close of business on July 24, 2007, will have the right to receive the special dividend even if they choose to tender their shares in the Offer and regardless of whether they tender their shares before or after July 24, 2007.

The Company’s management and board of directors have reviewed alternatives for using the after-tax proceeds realized from the sale of U.S. Trust Corporation and the Company’s other available liquid financial resources. They have also evaluated the Company’s capital structure, financial position, dividend policy, operations, strategic plan, the anticipated cost and availability of financing, the recent market prices of the Company’s common stock as well as the Company’s expectations for the future and believe that the Offer, the purchase of shares pursuant to the Stock Purchase Agreement, and the special cash dividend are prudent uses of the Company’s financial resources and an efficient means to return capital to its stockholders.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies (including the trustee of the Retirement Plan) and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Persons who hold vested stock options will be provided a copy of the Offer to Purchase and the related Letter of Transmittal upon request to the information agent at the telephone numbers and address set forth below. Such persons should read the Offer to Purchase for further information regarding how they can participate in the Offer.

Please direct any questions or requests for assistance to the information agent or the dealer manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the information agent at the telephone numbers and address set forth below. The information agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Hand or Overnight Courier:

Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 161 North Concord Exchange South St. Paul, Minnesota 55075

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Stockholders Call Toll-Free: (800) 659-6590

Banks and Brokers Call Collect: (212) 269-5550

The Dealer Manager for the Offer is:

UBS Investment Bank

299 Park Avenue

New York, New York 10171

Toll-Free: (877) 827-4180

Collect: (212) 821-4180

July 3, 2007